UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-181377

Kellogg Company
(Exact name of registrant as specified in its charter)

One Kellogg Square, Battle Creek, Michigan 49016-3599 / (269) 961-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1.750% Senior Notes due 2021

 (Title of each class of securities covered by this Form)

0.800% Senior Notes due 2022
1.000% Senior Notes due 2024
1.250% Senior Notes due 2025
0.500% Senior Notes due 2029
Common stock, $.25 par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Kellogg Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Kellogg Company

Date:	June 11, 2021	By:	/s/ Gary H. Pilnick
Gary H. Pilnick
Vice Chairman